Exhibit 99.1

NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, NEW ZEALAND, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR IN ANY OTHER JURISDICTION IN WHICH OFFERS OR SALES WOULD BE PROHIBITED BY APPLICABLE LAW. THIS ANNOUNCEMENT IS NOT AN OFFER TO SELL OR A SOLICITATION TO BUY SECURITIES IN ANY JURISDICTION, INCLUDING THE UNITED STATES, CANADA, AUSTRALIA, JAPAN AND THE REPUBLIC OF SOUTH AFRICA. NEITHER THIS ANNOUNCEMENT NOR ANYTHING CONTAINED HEREIN SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 2014/596/EU. IN ADDITION, MARKET SOUNDINGS WERE TAKEN IN RESPECT OF THE MATTERS CONTAINED IN THIS ANNOUNCEMENT, WITH THE RESULT THAT CERTAIN PERSONS BECAME AWARE OF SUCH INSIDE INFORMATION. UPON THE PUBLICATION OF THIS ANNOUNCEMENT, THIS INSIDE INFORMATION IS NOW CONSIDERED TO BE IN THE PUBLIC DOMAIN AND SUCH PERSONS SHALL THEREFORE CEASE TO BE IN POSSESSION OF INSIDE INFORMATION.

4 February 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

Result of the Placing

Launch of the Open Offer

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce the completion of the Placing announced earlier today (“Placing Launch Announcement”).

The Company has conditionally raised, in aggregate, approximately £4.66 million, before expenses, by way of the Placing of 120,966,718 Units (each Unit comprising one Placing Share and one Warrant) at the Issue Price of 3.85 pence per Unit.

Together with the Subscription, the Company has therefore conditionally raised gross proceeds of approximately £12.66 million.

Open Offer

In addition, to provide Qualifying Shareholders with an opportunity to participate in the fundraise at the Issue Price, the Company is making an Open Offer to all Qualifying Shareholders to raise additional gross proceeds of up to approximately £0.75 million for the Company through the offer of up to 19,456,554 Units. The Open Offer is being made on the basis of:

0.318 Open Offer Units (comprising one Open Offer Share and one Warrant) for every 1 Existing Ordinary Share held by the Qualifying Shareholder on the Record Date.

Any entitlements to Open Offer Units not subscribed for by Qualifying Shareholders will be available to Qualifying Shareholders under the Excess Application Facility. A timetable in respect of the Open Offer is set out below.

The Placing and Open Offer follows the Company’s announcement on 29 January 2019 (the “Subscription Announcement”) that it has entered into conditional agreements with a subsidiary of China Medical System Holdings Limited (“CMS”) and A&B (HK) Company Ltd to raise £8 million in aggregate through the issue of 207,792,206 Units at the Issue Price. Subject to completion of the Subscription, the Company has entered into the CMS Licence Agreement for the development and commercialisation of the Group's pipeline of products in Greater China and certain countries in south east Asia. The Placing and Open Offer Units are priced on identical terms as the Subscription.

The aggregate net proceeds of the Placing and Subscription of approximately £11.61 million (after fees and expenses) are expected to provide the Company with an estimated cash runway through Q1 2020. Based on current expectations on trial design, clinical trial approvals and associated costs, the Directors believe that this funding would allow the Company to deliver data read-out on a pivotal MTD201 clinical trial and potentially interim efficacy data on MTX110’s open label study.

The Placing Shares and the Subscription Shares represent approximately 84.3% per cent. of the issued share capital of the Company as enlarged by the Placing and Subscription. The Issue Price represents a discount of approximately 6.1 per cent. to the middle market closing price of an Ordinary Share as at 1 February 2019. The Placing and Subscription has received support from both existing and new Shareholders.

The Placing and Open Offer is conditional upon, inter alia:

•	the passing of the Resolutions in order to ensure that the Directors have the necessary authorities and powers to allot the New Ordinary Shares;

•	admission of the New Ordinary Shares to trading on AIM becoming effective; and

•	the Placing Agreement between the Company, Stifel and Panmure Gordon not having been terminated.

Commenting on the Placing and Open Offer, Craig Cook, CEO of Midatech Pharma, said: “We would like to thank investors for their support, which allows us to further advance our innovative pipeline. With the combined proceeds of the Capital Raising, we believe that Midatech is poised for a transformational period of growth and the funds should enable us to proceed with the Pivotal MTD201 trial, scheduled to commence around mid 2019, whilst supporting the US MTX110 Phase I/II trial currently ongoing.”

Concert Party holding

As noted in the Placing Launch Announcement, the Subscription is also conditional on Shareholder approval of the Resolutions. The terms of the Subscription give rise to certain considerations under the Takeover Code as a result of the proposed issue of Subscription Shares and Subscriber Warrants to the Subscribers. CMS, (including its subsidiary CMS Venture), A&B (HK) and Mr. Lam Kong together comprise a concert party (the "Concert Party"). Assuming completion of the Placing but excluding the Open Offer Shares, upon completion of the Subscription, the Concert Party would have an aggregate shareholding in the Company of approximately 53.3 per cent. of the so enlarged share capital. The issue of the Warrants to the Subscribers would mean that, if exercised (and assuming no other new Ordinary Shares are issued prior to any such exercise and excluding any shares which may be issued pursuant to the Open Offer), the Concert Party's aggregate shareholding would increase to up to 415,584,412 Ordinary Shares, representing up to 69.5 per cent. of the then further enlarged share capital of the Company. Accordingly, completion of the Subscription and the CMS Licence Agreement is also conditional on a waiver of Rule 9 of the Takeover Code being permitted by the Takeover Panel, which would be subject to the approval by the Independent Shareholders of a waiver of any obligation of the Concert Party (or any of its members) to make a mandatory general offer to the Company's shareholders under Rule 9 of the Takeover Code upon issue of the Subscription Shares arising from the Subscription and upon exercise of the Subscriber Warrants granted to the Subscribers ("Panel Waiver"). There is no guarantee that the Independent Shareholders will approve the Panel Waiver. If the Panel Waiver is not approved, neither the Subscription, the CMS Licence Agreement, the Placing or the Open Offer will proceed and, as noted in the Placing Launch Announcement, it is unlikely that the Company will be able to continue as a going concern.

Subject to the Panel Waiver being approved and completion of the Placing and Subscription, on Admission, the Concert Party will hold more than 50 per cent. of the Company’s voting share capital. In these circumstances, for so long as the members of the Concert Party continue to be treated as acting in concert, the Concert Party may increase its aggregate interest in the Ordinary Shares without incurring any obligation under Rule 9 of the Takeover Code to make a general offer, although individual members of the Concert Party will not be able to increase their percentage interests in Ordinary Shares through or between a relevant Rule 9 threshold without the consent of the Takeover Panel.

The Company intends to publish a circular setting out full details of the Panel Waiver, further information on the Concert Party, and the terms and conditions of the Open Offer together with application forms for the Open Offer and notice of the General Meeting to be held on 25 February 2019 (the "Circular") on or around 5 February 2019. The Circular will also be available at this time on the Company's website at www.midatechpharma.com.

Subject to all conditions being met, application will be made to the London Stock Exchange for Admission. Subject to, amongst other things, the Resolutions being passed by the requisite majorities at the General Meeting, it is expected that settlement of any such shares and Warrants and Admission will become effective on or around 26 February 2019 and that dealings in the Placing Shares will commence at that time.

A further announcement will be made regarding the outcome of the Open Offer and the new total number of voting rights in Midatech (subject to Admission) on or around the 25 February 2019.

Related party transaction

Woodford Investment Management Ltd, in its capacity as discretionary investment manager, acting as agent on behalf of Woodford Patient Capital Trust and the LF Woodford Equity Income Fund, a sub fund of LF Woodford Investment Fund (“Woodford”) has subscribed for Placing Shares at the Issue Price of 3.85 pence. As at 1 February 2019 (being the latest practicable date prior to the publication of this announcement) and, subject to and immediately following Admission, the interest of Woodford Investment Group in the issued share capital of the Company is as follows:

Name	Number of Existing Ordinary Shares	Percentage of existing issued share capital	Number of Placing Shares subscribed for	Number of Ordinary Shares held on Admission	Percentage of Enlarged Share Capital on Admission*
Woodford Investment Management	12,247,629	20.0%	65,740,585	77,988,214	20.0%

*Assuming full take up of the Open Offer

The participation by Woodford in the Placing constitutes a related party transaction for the purposes of the AIM Rules. The independent Directors for the purpose of the Placing, having consulted with the Company's nominated adviser, Panmure Gordon, consider that the terms of the related party transaction are fair and reasonable insofar as the Shareholders are concerned.

Open Offer Expected Timetable of Principal Events

Record Date for the Open Offer	6.00 p.m. on 4 February 2019

Ex-entitlement Date	5 February 2019

Publication of the Circular and the Application Form and Form of Proxy	on or around 5 February 2019

Open Offer Entitlements and Excess CREST Open Offer Entitlements credited to stock accounts of Qualifying CREST Shareholders in CREST	8.00 a.m. on 6 February 2019

Recommended last time and date for requesting withdrawal of Open Offer Entitlements from CREST	4.30 p.m. on 18 February 2019

Latest time and date for depositing Open Offer Entitlements into CREST	3.00 p.m. on 19 February 2019

Latest time and date for splitting Application Forms (to satisfy bona fide market claims only)	3.00 p.m. on 20 February 2019

Latest time and date for receipt of Forms of Proxy and CREST voting instructions to be valid at the General Meeting	9.00 a.m. on 23 February 2019

Latest date for receipt of completed Application Forms and payment in full under the Open Offer or settlement of relevant CREST instructions	11.00 a.m. on 22 February 2019

General Meeting	9.00 a.m. on 25 February 2019

Announcement of result of the General Meeting and Open Offer	25 February 2019

Admission effective and dealings expected to commence in the New Ordinary Shares on AIM	8.00 a.m. on 26 February 2019

New Ordinary Shares credited to CREST stock accounts	8.00 a.m. on 26 February 2019

Expected date by which certificates in respect of New Ordinary Shares are to be despatched to certificated Shareholders (as applicable).	On or prior to w/c 4 March 2019

Expected date by which certificates in respect of the Warrants are to be despatched to Shareholders.	On or prior to w/c 4 March 2019

If any of the details contained in the timetable above should change, the revised times and dates will be notified by means of an announcement through a Regulatory Information Service.

All references are to London time unless stated otherwise.

Dealing codes for the open offer

ISIN of the Ordinary Shares: GB00BRTL9B63

The ISIN of the Open Offer Entitlements: GB00BF559Q37

The ISIN of the Excess Open Offer Entitlements: GB00BF559R44

ISIN of the Warrants: GB00BF55CP34

The capitalised terms not otherwise defined in the text of this announcement are as set out in the Placing Launch Announcement.

- ENDS -

For further information, please contact:

Midatech Pharma PLC

Craig Cook, Chief Executive Officer	01235 888300

Panmure Gordon (UK) Limited (NOMAD and Joint Bookrunner)

Freddy Crossley, Emma Earl (Corporate Finance)	020 7886 2500

James Stearns (Corporate Broking)

Stifel Nicolaus Europe Limited (Joint Bookrunner)

Jonathan Senior, Ben Maddison	0207 710 7600

Consilium Strategic Communications

Mary-Jane Elliott, Nicholas Brown, Angela Gray	0203 709 5700

Notes for Editors

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo-therapeutics or new immuno-therapeutics, using its three-proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.

2.	MidaCore™ platform: our leading-edge gold nanoparticle technology used for targeting sites of disease at the nanoscale i.e. i. chemotherapy – may provide improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy – may enhance uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells.

3.	MidaSolve™ platform: our innovative nanosaccharide technology used to dissolve drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours.

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech is headquartered in Oxfordshire, with an R&D facility in Cardiff and a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com.

IMPORTANT NOTICES

This Announcement has been issued by, and is the sole responsibility of, the Company.

The content of this Announcement has not been approved by an authorised person within the meaning of the Financial Services and Markets Act 2000.

Panmure Gordon (UK) Limited, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority (the "FCA"), is acting as Nominated Adviser (for the purposes of the AIM Rules for Companies and the AIM Rules for Nominated Advisers) and Joint Bookrunner to the Company in connection with the Placing and is not acting for, and will not be responsible to, any person other than the Company for providing the protections afforded to customers of Panmure Gordon (UK) Limited or for advising any other person on any transaction or arrangement referred to in this Announcement.

Stifel Nicolaus Europe Limited, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority (the "FCA"), is acting as Joint Bookrunner to the Company in connection with the Placing and is not acting for, and will not be responsible to, any person other than the Company for providing the protections afforded to customers of Stifel Nicolaus Europe Limited or for advising any other person on any transaction or arrangement referred to in this Announcement.

No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Panmure Gordon or Stifel or by any of their affiliates or agents as to, or in relation to, the accuracy or completeness of the Announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefor is expressly disclaimed.

This Announcement may not be published, distributed, forwarded or transmitted directly or indirectly, in whole or in part, in or into the United States. These materials do not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States.

The securities described in this Announcement have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "US Securities Act"), or under the securities laws of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. The securities are being offered only outside of the United States in reliance on Regulation S under the US Securities Act.

Furthermore, the securities have not been and will not be registered under the applicable laws of any of Canada, Australia, Japan, New Zealand or the Republic of South Africa or of any other jurisdiction where to do so would be unlawful and, consequently, may not be offered or sold to any national, resident or citizen thereof. The distribution of this Announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any person who is subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements expressed or implied regarding our plans, goals, and milestones, our ability to successfully test, manufacture, produce or commercialise products for conditions using the Q-Sphera™ microsphere platform, MidaSolve™ nanosaccharide technology, MidaCore™ gold nanoparticle platform, the ability for products in development to achieve positive clinical results, the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions and the associated costs of such studies, trials or submissions, the ability to complete all or a portion of the Capital Raising or the CMS Licence Agreement on the terms outlined in this Announcement or at all, the ability to obtain approval for such Subscription, Placing, Open Offer and CMS Licence Agreement by the Shareholders, the ability to realise benefits from the proposed CMS Licence Agreement, the risk that markets do not evolve as anticipated, and other economic, business and/or competitive factors. The risks included are not exhaustive. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that we shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this Announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Statements contained in the Announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The information contained in the Announcement is subject to change without notice and neither Panmure Gordon or Stifel nor, except as required by applicable law, the Company assumes any responsibility or obligation to update publicly or review any of the forward-looking statements contained herein. You should not place undue reliance on forward-looking statements, which speak only as of the date of the Announcement.